ROSEWOOD RESOURCES, INC.

8 Dorset Place, 65 Dorset Road

Parkwood, Johannesburg, South Africa, 2193

April 15, 2015

Via Edgar

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.,

Washington, D.C., 20549

Re:	Rosewood Resources, Inc. Registration Statement on Form S-1 File No. 333-199690

Attention: Mr. John Reynolds, Assistant Director, Division of Corporate Finance

Dear Mr. Reynolds:

Rosewood Resources, Inc. (the “Company”) hereby requests that the above-captioned registration statement be ordered effective at 12:00 pm EST on Monday, April 20, 2015, or as soon as practicable thereafter.

The Company wishes to state that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequate and accuracy of the disclosure in the filing, and

●

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly;

Rosewood Resources, Inc.

“B. Gordon Brooke”

B. Gordon Brooke

Chief Financial Officer, Chief Accounting Officer,

Secretary/Treasurer and Director

c/c	Kgomotso Joyce Lediga – President and Chief Executive Officer